FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated June 30, 2004 (“RIM ro Hold Annual General Meeting on July 12, 2004")

News Release dated0 June 30, 2004 (“SMART Introduces Two Color Tri-band BlackBerry Wireless Handhelds™ in the Philippines")

News Release dated June 30, 2004 (“Cable & Wireless and RIM to Offer BlackBerry Wireless Platform in Jamaica")

Page No 1 3 3

Document 1

June 30, 2004

FOR IMMEDIATE RELEASE

RIM TO HOLD ANNUAL GENERAL MEETING ON JULY 12, 2004

Waterloo, Canada – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) will hold its Annual General Meeting of Shareholders on Monday, July 12, 2004 at the Canadian Clay and Glass Gallery located at 25 Caroline Street North, Waterloo, Ontario.

A live webcast will be held beginning at 6:30 p.m. ET, which will be accessible by logging on at www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
212.771.3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Document 2

June 30, 2004

FOR IMMEDIATE RELEASE

SMART Introduces Two Color Tri-band BlackBerry Wireless Handhelds™ in the Philippines

Manila, Philippines and Waterloo, Canada – ‘Always on’ wireless e-mail connectivity via BlackBerry® now comes in full color from Philippine wireless leader Smart Communications.

In tandem with Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), SMART today introduced two new BlackBerry Wireless Handhelds™ in the Philippines, the BlackBerry 7230™ and BlackBerry 7730™.

Supporting international roaming on GSM/GPRS networks*, the new Java-based BlackBerry handhelds feature high-resolution color screens while maintaining superior battery life. The BlackBerry 7730 features a large screen providing extra workspace for data applications, while BlackBerry 7230 comes in a handy, compact design.

“We are raising the BlackBerry experience to a higher level,” said Anastacio R. Martirez, Division Head for personal communications and mobile services division, SMART. The two new handsets feature color displays that make for a more “user-friendly interface.” As with the BlackBerry 6720, the new models are Java-capable, which allows Smart to develop customized software solutions for corporate applications such as real-time order processing and inventory management.

“Since we first introduced BlackBerry in the Philippines last year, there has been a rapid adoption of BlackBerry by our customers and we are confident that the new BlackBerry handhelds will also be well received in the market,” said Edgardo R. Bautista, Group Head for Mobile Value Added Services, SMART.

“We are very pleased to bring the new BlackBerry 7230 and BlackBerry 7730 handhelds to SMART’s customers in the Philippines,” said Patrick Spence, Vice President of Asia Pacific, Research In Motion.

“The continuing popularity of BlackBerry in Asia illustrates the importance of integrated data and phone solutions and the appeal of RIM’s ‘push’ technology. We strive to deliver the best combined wireless data and phone experience for mobile professionals by tightly integrating applications and optimizing usability and performance,” Spence added

Developed by RIM, BlackBerry is the leading wireless platform that keeps mobile professionals connected to people and information. It is a proven solution that provides users with integrated wireless access to their existing business applications, including email, corporate data, phone, SMS, web and organizer applications via a sleek and compact BlackBerry Wireless Handheld.

An international study of BlackBerry users conducted by Ipsos Reid in 2004** found that users recovered an average of 54 minutes of downtime per day. By being continuously connected using BlackBerry, business users can dramatically increase their productivity by making better use of ‘downtime’ and responding to time sensitive matters quickly.

-more-

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

For individuals, BlackBerry Web Client™ provides an Internet-based email interface that allows users to access multiple existing corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and popular ISP email accounts) from a single BlackBerry handheld.

The BlackBerry 7230 and the BlackBerry 7730 are ideal for mobile professionals who want to manage all of their corporate data and communications capabilities from a single, integrated handheld.

  Features include:
  Ideal for mobile professionals who want phone and data capabilities from a single, integrated handheld.
  High-resolution color screens that support over 65,000 colors while maintaining superior battery life.
  Cradle-free wireless email synchronization
  Integrated email attachment viewing that enables users to read important email attachments from their BlackBerry handheld (including: Microsoft(R)Word, Excel, PowerPoint, PDF, WordPerfect, ASCII).
  Support for international roaming* (on 900/1800/1900 MHz GSM/GPRS networks) that enable mobile professionals to use one handheld while traveling with no need to change their phone number or email addresses.
  A push-based wireless architecture that delivers messages automatically.
  A wireless extension to existing email accounts including Microsoft(R)Exchange, IBM Lotus(R)Domino(TM) and/or popular ISP email accounts.
  An easy-to-use 'thumb-typing' keyboard and navigation trackwheel for sending and receiving email and SMS messages on the go.
  Backlit screen and keyboard for easy reading and typing during day or night.
  16 MB flash memory plus 2 MB SRAM, rechargeable/removable lithium battery and a Universal Serial Bus (USB) port that supports quick battery charging.
  A pocket-sized, lightweight and ergonomic handheld design, with an embedded RIM wireless modem and internal high performance antenna.

SMART is now offering BlackBerry 7230 while BlackBerry 7730 will be available soon. For more information about BlackBerry from SMART, please visit http://www.SMART.com.ph/SMART/Products/BlackBerry/SBB_Aboutblackberry.htm

About SMART Communications SMART is the Philippines' leading wireless services provider with 14.4 million subscribers on its network as of end- March 2004. Of the total subscriber base served, over 11 million are under the brands Smart Gold, Smart Buddy, Addict Mobile, Smart Infinity, and Smart ACeS. The remaining 3.2 million subscribers are serviced through a reseller agreement with Piltel under the GSM brand Talk `N Text. It is a wholly owned subsidiary of the largest Philippines telecommunications carrier, the Philippine Long Distance Telephone Company (PLDT) (PSE:TEL; NYSE:PHI)). Aside from addressing the needs of its corporate subscribers by introducing BlackBerry with Smart Gold, SMART also provides customized software solutions for corporate applications such as online order processing and real-time inventory. For more information, please visit www.smart.com.ph

About Research In Motion (RIM) Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM)product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
SMART Media Contact
Ramon R. Isberto
(632) 511 3101
rrisberto@smart.com.ph

RIM Media Contact North America:
Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

RIM Media Contact - Asia Pacific:
Katie Lee
Research In Motion
(852) 6277 6841
kalee@rim.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

* Check with SMART for GSM/GPRS roaming services **Analyzing the Return on Investment of a BlackBerry Deployment, Ipsos Reid, 2004.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 3

June 30, 2004

FOR IMMEDIATE RELEASE

CABLE & WIRELESS AND RIM TO OFFER BLACKBERRY WIRELESS PLATFORM IN JAMAICA

BlackBerry To Provide Mobile Professionals With Secure, Integrated, Wireless Access to Email, Data and PhoneApplications

Kingston, Jamaica and Waterloo, Canada — Cable & Wireless and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced that the two companies have signed an agreement that enables Cable & Wireless to offer the BlackBerry® wireless platform to customers in Jamaica. Cable & Wireless will initially offer the BlackBerry 7280 Wireless Handheld™, a tri-band 850/1800/1900MHz device that features a high-resolution color screen, international roaming capabilities* and the best combined email, data and phone experience. BlackBerry will operate on Cable & Wireless’ GSM/GPRS network which is currently being enhanced with a 850MHz overlay on the existing 1900MHz infrastructure. The network enhancement is designed to provide improved network coverage, capacity, and in-building signal penetration.

“BlackBerry is a proven solution that is popular throughout the world and we are pleased to bring this powerful data and voice enabled handset to our customers in Jamaica. Its introduction here is in keeping with our commitment to deliver the services and features that add real value to our customers,” said Patrick Gillings, Senior Vice President, Marketing & Communications at Cable & Wireless Jamaica.

BlackBerry is an award-winning wireless platform that improves the way users connect to people and information. BlackBerry integrates hardware, software and service, providing an end-to-end wireless solution. The Java™-based BlackBerry 7280™ integrates email (including attachment viewing), phone, SMS, organizer, web and corporate data applications in a single handheld. The high-resolution color screen supports more than 65,000 colors, while offering superior battery life for optimal wireless performance.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ or Novell GroupWise** and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data. Customers will enjoy roaming on Cable & Wireless’ extensive network throughout the Caribbean and around the world*.

“BlackBerry continues to grow in popularity around the world and we are pleased to work with Cable & Wireless to bring BlackBerry to mobile professionals in Jamaica,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “Incorporating RIM’s push-based technology and advanced encryption, BlackBerry will provide both residents and visitors in Jamaica with secure, integrated, wireless access to their email and corporate data.”

-more-

Information regarding pricing and availability will be available at a later date. Corporate customers may contact their Cable & Wireless account manager for more details.

About Cable & Wireless

Cable & Wireless is one of the world’s leading international communications companies. It provides voice, data and IP (Internet Protocol) services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and Internet services. Cable & Wireless’ principal operations are in the United Kingdom, continental Europe, Japan, the Caribbean, Panama, the Middle East and Macau. For more information about Cable & Wireless, go to www.cw.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts
Errol K. Miller
Head - Corporate Communications
Tel. : 876 929 2194
Email : corporate.comms@cwjm.cwplc.com

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

* Check with Cable & Wireless for roaming services.
** BlackBerry Enterprise Server for Novell GroupWise is expected to be available later this year

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	June 30, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller